UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Entry into Share Purchase Agreement in Relation to Acquisition of Virtual Bank

On November 13, 2023, Lufax Holding Ltd (“Lufax” or the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with OneConnect Financial Technology Co., Ltd. (the “Seller”), a limited liability company incorporated in the Cayman Islands and listed on the New York Stock Exchange and the Hong Kong Stock Exchange (NYSE: OCFT and HKEX: 6638), and Ping An OneConnect Bank (Hong Kong) Limited (the “Virtual Bank” or “PAOB”), an indirectly wholly-owned subsidiary of the Seller incorporated in Hong Kong with limited liability. The Seller carries out its virtual bank business through PAOB.

Pursuant to the Share Purchase Agreement, the Seller conditionally agreed to sell, and the Company conditionally agreed to acquire PAOB through the sale and purchase of the entire issued share capital of Jin Yi Tong Limited (the “Target Company”), a company with limited liability incorporated in the British Virgin Islands and wholly-owned by the Seller, at a consideration of HK$933 million in cash, subject to the terms and conditions of the Share Purchase Agreement (the “Acquisition”). The Target Company indirectly holds 100% of the issued share capital of PAOB through its wholly-owned subsidiary, Jin Yi Rong Limited (the “HK Holdco”), a company with limited liability incorporated in Hong Kong. The closing of the Acquisition is subject to certain conditions, including the approval by the independent shareholders of the Seller and the approval from the Hong Kong Monetary Authority. If the closing would not have occurred on or prior to the first anniversary of the date of the Share Purchase Agreement, either the Company or the Seller may terminate the Share Purchase Agreement. Upon closing, the Target Company, the HK Holdco and PAOB will become subsidiaries of the Company and their financial statements will be consolidated into the financial statements of Lufax.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ David Siu Kam Choy
	Name:	David Siu Kam Choy
	Title:	Chief Financial Officer

Date: November 14, 2023